FSD Pharma Inc.

Condensed consolidated interim financial statements

For the three months ended March 31, 2021 and 2020

[unaudited] [expressed in United States dollar, except per share amounts]

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
[unaudited] [expressed in United States dollar]

As at,		March 31,	December 31,
		2021	2020
	Notes	$	$

ASSETS
Current assets
Cash		49,838,731	17,524,822
Other receivables		237,076	161,342
Prepaid expenses and deposits	4	2,039,119	569,401
		52,114,926	18,255,565
Assets held for sale	3	8,717,943	8,610,504
		60,832,869	26,866,069

Non-current assets
Investments	5	2,638,126	1,676,745
Intangible assets, net	6	12,973,371	13,424,391
		76,444,366	41,967,205

LIABILITIES
Current liabilities
Trade and other payables	7	5,457,472	3,700,103
Lease obligations	9	47,675	46,842
Warrants liability	10	2,004,466	1,447,910
Notes payable	8	358,549	384,647
		7,868,162	5,579,502
Non-current liabilities
Lease obligations	9	70,513	79,120
		7,938,675	5,658,622

SHAREHOLDER'S EQUITY
Class A share capital	11	151,588	151,588
Class B share capital	11	144,974,820	103,056,538
Warrant reserve	11	4,968,958	4,968,958
Contributed surplus	12	19,048,240	18,792,590
Foreign exchange translation reserve		170,427	207,797
Accumulated deficit		(100,808,342)	(90,868,888)
		68,505,691	36,308,583
		76,444,366	41,967,205

Commitments and contingencies	15

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Raza Bokhari	Director - Robert Ciaruffoli

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
[unaudited] [expressed in United States dollar, except number of shares]

		Three months ended March 31,

		2021	2020
			[Restated - note 2b]
	Notes	$	$

Expenses
General and administrative	14	3,048,859	3,015,872
External research and development fees		1,970,251	303,393
Share-based payments	12	3,832,524	2,304,242
Depreciation and amortization	6	951,020	971,331
Impairment of right-of-use asset		—	89,860
Total operating expenses		9,802,654	6,684,698

Loss from continuing operations		(9,802,654)	(6,684,698)

Other income		(1,292)	(13,602)
Finance expense		19,325	73,163
Gain on settlement of financial liability	8	(10,250)	—
Loss (gain) on change in fair value of warrants and derivative liability	5 & 10	556,556	(634,415)
Loss (gain) on changes in fair value of investments	5	(961,381)	2,050,063
Net loss from continuing operations		(9,405,612)	(8,159,907)

Net loss from discontinued operations	3	(533,842)	(1,201,865)
Net loss		(9,939,454)	(9,361,772)

Other comprehensive income (loss)
Items that may be subsequently reclassified to income (loss):
Exchange gain (loss) on translation of foreign operations		(37,370)	1,217,954
Comprehensive loss		(9,976,824)	(8,143,818)

Net loss per share
Basic and diluted - continuing operations	13	(0.35)	(1.00)
Basic and diluted - discontinued operations	13	(0.02)	(0.15)

Weighted average number of shares outstanding – basic and diluted	13	26,898,886	8,149,759

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM  STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the periods ended March 31, 2021 and 2020
[unaudited] [expressed in United States dollar, except number of shares]

	Class A shares		Class B shares		Warrants		Contributed surplus	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$

Balance, December 31, 2019 [Restated - note 2b]	72	151,588	7,905,727	73,586,337	467,451	4,321,989	17,371,434	(84,776)	(59,069,095)	36,277,477
Shares issued [note 11]	—	—	225,371	1,356,373	—	—	(1,302,077)	—	—	54,296
Share-based payments [note 12]	—	—	502,575	1,707,155	—	—	2,155,363	—	—	3,862,518
Warrants expired [note 11]	—	—	—	—	(37,313)	(89,429)	89,429	—	—	—
Comprehensive loss for the period	—	—	—	—	—	—	—	1,217,954	(9,361,772)	(8,143,818)
Balance, March 31, 2020 [Restated - note 2b]	72	151,588	8,633,673	76,649,865	430,138	4,232,560	18,314,149	1,133,178	(68,430,867)	32,050,473

Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958	18,792,590	207,797	(90,868,888)	36,308,583
Shares issued [note 11]	—	—	15,480,462	38,341,407	—	—	—	—	—	38,341,407
Share-based payments [note 12]	—	—	1,349,764	3,576,875	—	—	255,650	—	—	3,832,525
Comprehensive loss for the period	—	—	—	—	—	—	—	(37,370)	(9,939,454)	(9,976,824)
Balance, March 31, 2021	72	151,588	35,991,846	144,974,820	6,749,109	4,968,958	19,048,240	170,427	(100,808,342)	68,505,691

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2021 and 2020
[unaudited] [expressed in United States dollar]

	2021	2020
		[Restated - note 2b]
	$	$

Operating activities
Net loss from continuing operations	(9,405,612)	(8,159,907)
Add (deduct) items not affecting cash
Depreciation and amortization	951,020	971,331
Impairment of right-of-use asset	—	89,860
Interest expense	19,325	73,163
Share-based payments	3,832,524	2,304,242
Change in fair value of other investments	(961,381)	2,050,063
Change in fair value of derivative liability	556,556	(634,415)
Unrealized foreign exchange gain	(144,819)	—
Gain on settlement of financial liability	(10,250)	—
Changes in non-cash working capital balances
Trade and other receivables	(52,894)	(448,423)
Prepaid expenses and deposits	(1,416,697)	(1,611,185)
Trade and other payables	1,819,679	(20,477)
Cash used in continuing operating activities	(4,812,549)	(5,385,748)
Cash used in discontinued operating activities	(672,013)	(108,508)
Cash used in operating activities	(5,484,562)	(5,494,256)

Investing activities
Additions to intangible assets	(500,000)	—
Proceeds from sale of investments	—	5,825,429
Cash provided by (used in) continuing investing activities	(500,000)	5,825,429
Cash used in discontinued investing activities	—	—
Cash provided by (used in) investing activities	(500,000)	5,825,429

Financing activities
Proceeds from issuance of shares, net	38,341,407	—
Repayment of notes payable	(28,260)	—
Repayment of lease obligation	(14,676)	(10,571)
Cash (used in) provided by continuing financing activities	38,298,471	(10,571)
Cash (used in) provided by discontinued financing activities	—	—
Cash (used in) provided by financing activities	38,298,471	(10,571)

Net increase in cash during the period	32,313,909	320,602
Cash, beginning of period	17,524,822	5,967,798
Cash, end of period	49,838,731	6,288,400

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

1. Nature of business

FSD Pharma Inc. ("FSD" or the "Company"), through its wholly owned subsidiary, FSD Biosciences Inc., is focused on Pharmaceutical research and development ("R&D") of its lead compound, FSD 201, ultra-micronized Palmitoyl ethylamine ("PEA"). FSD 201 is known to stabilize mast cells of the human body and down-regulate the pro-inflammatory cytokines to effectuate an anti-inflammatory response.

FV Pharma Inc. ("FV Pharma"), a wholly owned subsidiary of the Company, was a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma surrendered its cannabis license in September 2020. In March 2020, substantially all the assets of FV Pharma were classified as held for sale (refer to Note 3).

The Company's registered office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

Subsidiaries

These unaudited condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which FSD has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

		Ownership percentage as at
Entity Name	Country	March 31, 2021	December 31, 2020
		%	%
FSD Biosciences Inc.	USA	100	100
Prismic Pharmaceuticals Inc.	USA	100	100
FV Pharma Inc.	Canada	100	100

Impact of COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In order to mitigate the impact of COVID-19, the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. In September 2020, FV Pharma surrendered its licenses and ceased all other operational activities. The Company's clinical trials for the use of FSD-201, its lead compound, to treat suspected or confirmed cases of COVID-19 continued to proceed and as a result the impact of COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the three months ended March 31, 2021.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

2. Basis of presentation

[a] Statement of compliance

These unaudited condensed consolidated interim financial statements ("financial statements') were prepared using the same accounting policies and methods as those used in the Company's audited consolidated financial statements for the year ended December 31, 2020. These financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed. These financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 6, 2021.

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2020. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company. The Company's functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

 FSD Biosciences  United States Dollar

 Prismic United States Dollar

 FV Pharma Canadian Dollar

The change in presentation currency is a voluntary change which is accounted for retrospectively. The change in presentation currency was made to better reflect the Company's business activities.  For comparative reporting purposes, historical financial information has been translated to United States dollar using the exchange rate as at October 1, 2020, which is the date of the change in the functional and presentation currency.

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2020 and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

3. Assets Held for Sale

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and has initiated the process to sell its Cobourg facility and exit the medical cannabis industry. The Company expects that the sale of the Cobourg Facility will be completed within the next 12 months and is actively marketing the Facility for sale.

Initially, assets held for sale consisted of the Cobourg facility, all biological assets and inventory on hand, and equipment related to the Cobourg Facility operations (collectively the "Disposal Group"). During the year ended December 31, 2020, the Company either sold or recognized impairment losses on biological assets, inventory and equipment. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Cobourg facility are reported as discontinued operations for the three months ended March 31, 2021 and 2020.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the disposal group resulting in recognition of the resulting group at carrying value.

Assets held for sale as at March 31, 2021 and December 31, 2020 consisted of the following:

	2021	2020
	$	$
Property and plant	8,717,943	8,610,504

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell. The change in assets held for sale period over period is due to foreign exchange.

Net loss and comprehensive loss from discontinued operations for the three months ended March 31, 2021 and 2020 is comprised of the following:

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

		For the three months ended March 31
	Notes	2021	2020
		$	$

Revenue		—	2,441

Cost of revenue		—	393,169
Gross loss before fair value adjustments		—	(390,728)
Fair value adjustments on inventory sold		—	(430)
Unrealized loss (gain) on changes in fair value of biological assets		—	166,886
Gross loss		—	(557,184)

Expenses
General and administrative	14	548,455	568,258
Depreciation and amortization		—	90,340
Total operating expenses		548,455	658,598

Loss from discontinued operations		(548,455)	(1,215,782)

Other income		(14,613)	(13,917)
Net loss from discontinued operations		(533,842)	(1,201,865)

Cash flows from discontinued operations for the three months ended March 31, 2021 and 2020 is comprised of the following:

	For the three months ended March 31,
	2021	2020
	$	$
Operating activities
Net loss from discontinued operations	(533,842)	(1,201,865)
Add (deduct) items not affecting cash
Depreciation and amortization	—	108,209
Change in fair value adjustments on inventory sold	—	(430)
Change in fair value of biological assets	—	166,886
Changes in non-cash working capital balances
Trade and other receivables	(22,840)	545,123
Prepaid expenses and deposits	(53,021)	64,346
Inventories	—	217,540
Biological assets	—	(166,887)
Trade and other payables	(62,310)	158,570
Cash used in operating activities	(672,013)	(108,508)

4. Prepaid expenses and deposits

The Company's prepaid expenses and deposits include the following:

	March 31, 2021	December 31, 2020
	$	$
Insurance	1,424,366	246,752
Other prepaids and deposits	614,753	322,649
	2,039,119	569,401

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

5. Investments

The following table outlines changes in investments:

Entity	Instrument	Note	Balance at December 31, 2020	Change in fair value through profit or loss	Balance at March 31, 2021
			$	$	$
Clover Cannastrip	Shares	(i)	—	—	—
HUGE Shops	Shares	(ii)	600,433	129,634	730,067
SciCann Therapeutics	Shares	(iii)	195,679	(5,047)	190,632
Solarvest BioEnergy Inc.	Shares	(iv)	447,678	367,304	814,982
Solarvest BioEnergy Inc.	Warrants	(iv)	74,813	175,647	250,460
Solarvest BioEnergy Inc.	Convertible debenture	(iv)	358,142	293,843	651,985
			1,676,745	961,381	2,638,126

(i) Clover Cannastrip Thin Film Technologies Corp. ("Clover")

On September 6, 2018, the Company subscribed for $1,128,450 of equity units in a brokered private placement by Clover. The equity investment is measured at fair value through profit or loss. Clover is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy - significant unobservable inputs that are supported by little or no market activity. As at December 31, 2020 and as at March 31, 2021, the fair value was determined to be $nil based on the financial position of Clover and the Company's ability to recover its investment.

(ii) HUGE Shops

The Company's investment in HUGE Shops includes 17,333,333 shares based on the December 2018 subscription price of C$0.075 per share. The equity investment is measured at fair value through profit or loss. Huge Shops is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy- significant unobservable inputs that are supported by little or no market activity. As at March 31, 2021, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies' share prices, resulting in an increase in the fair value of the investment of 21% from December 31, 2020. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $13,050.

(iii) SciCann Therapeutics Inc.

The investment includes 117,648 shares based on the subscription price in May of 2018 and October of 2018 of C$17 per share. The equity investment is measured at fair value through profit or loss. SciCann Therapeutics Inc. is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at
March 31, 2021, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies' share prices, resulting in a decrease in the fair value of investment of 3% from December 31, 2020. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $508.

(iv) Solarvest BioEnergy Inc. ("Solarvest")

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $1,805,520 for a total fair value of $2,256,900 of Solarvest in exchange for 49,751 Class B common shares of the Company with a fair value of $1,880,750 based on a market price of C$50.25 and recognition of a derivative liability of $376,150. Under the terms of the agreement, the Company has guaranteed a minimum liquidation value of its shares to Solarvest of $2,256,900 resulting in recognition of the derivative liability. If the liquidation value of the Company's shares is below $2,256,900, the Company would be required to issue additional shares for the difference in actual value realized and the minimum guaranteed value.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

As at December 31, 2019, the fair value of the derivative liability was $1,990,788. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest to meet the minimum liquidation value of $2,256,900. On February 4, 2020, the Company issued 225,371 shares to Solarvest to settle the derivative liability. The fair value of the shares issued was $1,356,373 resulting in recognition of a gain of $634,415 on settlement of the derivative liability.

As at March 31, 2021, the fair value of the shares was determined based on the quoted market price of the shares at C$0.345 per share. The fair value of the associated warrants is based on the Black-Scholes model with the following assumptions: exercise price C$0.25, risk free rate 0.23%, expected volatility 114%, expected life 0.10 years and expected dividend yield of 0%. Fair value of the convertible debenture is calculated as the fair value of shares if converted at SVS share price as at March 31, 2021 of C$0.345. The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the warrants and convertible debenture have been classified as level 2 - valuation technique with observable market inputs.

6. Intangible assets

Intangible assets as at March 31, 2021 is as follows:

Intangible Assets
$
Cost
As at December 31, 2020	19,201,493
Additions	500,000
As at March 31, 2021	19,701,493

Accumulated amortization
As at December 31, 2020	5,777,102
Amortization	951,020
As at March 31, 2021	6,728,122

Net book value
As at December 31, 2020	13,424,391
As at March 31, 2021	12,973,371

The Company acquired intellectual property as part of the acquisition of Prismic on June 28, 2019. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of acquisition.

On March 9, 2021, the Company entered into a license agreement ("Innovet License Agreement") with Innovet Italia S.R.L. ("Innovet"), under which Innovet granted the Company a license to use ultra-micro PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines. Under the Innovet license agreement, the Company is required to make payments to Innovet upon the achievement of certain milestones, including $500,000 which was paid upon execution of the Innovet License Agreement as consideration in exchange for the rights to the Licensed Products. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of the agreement.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

7. Trade and other payables

Trade and other payables consists of the following:

	March 31, 2021	December 31, 2020
	$	$
Trade payables	2,554,222	2,138,508
Accrued liabilities	2,201,366	918,980
Other payables	701,884	642,615
	5,457,472	3,700,103

8. Notes Payable

Notes payable consists of the following:

	March 31, 2021	December 31, 2020
	$	$
Short-term notes	33,549	49,647
Notes payable	325,000	335,000
	358,549	384,647

Short-term notes

The short-term notes represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured, are due on demand and accrue interest at a rate of 10% per annum. The notes are held by former Directors and Shareholders of Prismic.

Notes payable

The notes payable represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured and are due on demand. The notes accrue interest at a rate of 20% per annum. The notes are held by former Directors and Shareholders of Prismic.

During the three months ended March 31, 2021, the Company settled notes payables in the amount of $26,098, accrued interest of $12,509, and $19,799 of other Prismic related liabilities with cash of $48,156. A gain of $10,250 was recognized on settlement as the value of the consideration was less than the carrying value of the notes payable, accrued interest and other related Prismic liabilities.

9. Lease obligations

The lease obligations as at March 31, 2021 are as follows:

$
Balance – December 31, 2020	125,962
Add: Interest Expense	2,310
Less: Lease Payments	(14,676)
Effects of foreign exchange	4,592
Balance – March 31, 2021	118,188

Current	47,675
Non-current	70,513
Balance – March 31, 2021	118,188

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

Lease obligations are related to the Company's office lease. As of March 31, 2021, the Company did not occupy the leased premise. The Company has commenced plans to sublease the premise, however if or when the Company will be able to sublease the premise is unknown.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

$
Less than one year	47,675
One to two years	47,675
Two to three years	35,756
Thereafter	—

Total undiscounted lease payments payable	131,106
Less: impact of present value	(12,918)
Balance – March 31, 2021	118,188

10. Warrants Liability

In August 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants to purchase Class B Shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B Common Share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss. The classification of any new warrants issued from October 1, 2020 forward are assessed based on the new functional currency which is the United States dollar

Transaction costs allocated to the warrants of $284,049 were expensed immediately. The fair value of these warrants is classified as Level 2 in the fair value hierarchy. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk free interest rate of 0.32% and annualized volatility of 121%.

The fair value of the warrants liability as at December 31, 2020 was $1,447,910. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.56, risk free interest rate of 0.33% and annualized volatility of 117%.

The fair value of the warrants liability as at March 31, 2021 was $2,004,466 resulting in a loss on change in fair value of $556,556 for the three months ended March 31, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.91, risk free interest rate of 0.74% and annualized volatility of 132%.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

11. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

[b] Issued and outstanding

Reconciliation of the Company's share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$

Balance, December 31, 2019	72	151,588	7,905,727	73,586,337	467,451	4,321,989
Shares issued [b]	—	—	225,371	1,356,373	—	—
Share-based payments [a] [c] [d]	—	—	502,575	1,707,155	—	—
Warrants expired	—	—	—	—	(37,313)	(89,429)
Balance, March 31, 2020	72	151,588	8,633,673	76,649,865	430,138	4,232,560

Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958
Shares issued [e]	—	—	15,480,462	38,341,407	—	—
Share-based payments [f]	—	—	1,349,764	3,576,875	—	—
Balance, March 31, 2021	72	151,588	35,991,846	144,974,820	6,749,109	4,968,958

[a] On January 2, 2020, the Company issued 27,580 Class B Common Shares as share-based compensation to certain members of the Board of Directors for services performed as directors for the fiscal year 2019 for the amount payable of $74,117, which was recorded as trade and other payables as at December 31, 2019.

[b] On February 4, 2020, the Company issued 225,371 Class B Common Shares to Solarvest as settlement under the Share Exchange Agreement to settle the derivative liability of $1,990,788.

[c] On March 16, 2020, the Company issued 405,926 Class B Common Shares as part of a share-based bonus to employees for performance related to fiscal year 2019 resulting in movement of $1,302,076 from contributed surplus to share capital and the recognition of an additional share-based compensation expense of $93,502 as a result of the increase in value of the shares issued.

[d] On March 16, 2020, the Company issued 69,069 Class B Common Shares to members of the Board of Directors as share-based compensation, in lieu of cash, for their annual compensation for the year ended December 31, 2020.

[e] During the three months ended March 31, 2021, the Company issued 15,480,462 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for gross proceeds of $39,765,474. The Company incurred transaction fees of $1,424,067.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

[f] On February 17, 2021, the Company issued 1,349,764 Class B Common Shares to certain officers and Board of Directors as share-based compensation.

The number of warrants outstanding during the three months ended March 31, 2021 and 2020 were as follows:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2019	467,451	10.20
Expired	(37,313)	6.03
Outstanding as at March 31, 2020	430,138	10.57

Outstanding as at December 31, 2020	6,749,109	5.62
Outstanding as at March 31, 2021	6,749,109	5.58

Measurement of fair values

There were no warrants granted during the three months ended March 31, 2021 and 2020.

The following table is a summary of the Company's warrants outstanding as at March 31, 2021:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
August 1, 2021	5.43	4,476
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
May 20, 2023	16.08	7,311
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.36	1,381,215
October 20, 2025 (ii)	3.27	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.58	6,749,109

(i) Warrants were issued in US$ with exercise price of $4.26

(ii) Warrants were issued in US$ with exercise price of $2.60

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

The following table is a summary of the Company's warrants outstanding as at March 31, 2020:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
November 30, 2020	2.61	16,787
September 15, 2022	4.42	199,005
August 1, 2021	5.43	4,476
September 11, 2023	5.43	22,382
July 24, 2023	13.07	3,357
May 20, 2023	16.08	7,311
May 24, 2022	18.09	163,535
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	10.57	430,138

12. Share-based payments

The Company has established a share option plan (the "Option Plan") for directors, officers, employees and consultants of the Company. The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based payment arrangements

The changes in the number of share options during the three months ended March 31, 2021 and 2020 were as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2019	1,454,943	21.96
Granted	942,139	4.29
Cancelled	(822,137)	31.65
Outstanding as at March 31, 2020	1,574,945	6.33
Exercisable as at March 31, 2020	1,392,827	6.10

Outstanding as at December 31, 2020	1,693,063	6.11
Granted	120,000	3.27
Cancelled	(141,295)	13.56
Outstanding as at March 31, 2021	1,671,768	5.28
Exercisable as at March 31, 2021	1,507,766	5.27

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

Measurement of fair values

The fair value of share options granted during the three months ended March 31, 2021 and 2020 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2021	2020
Grant date share price	C$2.60 — C$2.85	C$3.86 — C$9.54
Exercise price	C$2.82 — C$4.25	C$3.86 — C$9.80
Expected dividend yield	—	—
Risk free interest rate	0.34% — 0.81%	0.67% — 1.55%
Expected life	3 — 6 years	4 — 5 years
Expected volatility	132%	120%

Expected volatility was estimated by using the historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on government bonds with a remaining term equal to the expected life of the options.

The following table is a summary of the Company's share options outstanding as at March 31, 2021:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.61	12,683	2.24	2.61	12,683
2.82	75,000	4.81	2.82	75,000
3.75	25,500	4.47	3.75	8,000
3.86	841,046	3.87	3.86	837,044
4.25	25,000	4.97	4.25	—
4.42	99,502	1.46	4.42	99,502
4.75	110,000	4.04	4.75	77,500
5.03	60,000	4.46	5.03	15,000
5.43	16,264	2.24	5.43	16,264
6.16	20,000	2.93	6.16	20,000
7.17	199,005	3.58	7.17	199,005
7.63	103,750	4.45	7.63	63,750
9.54	15,000	3.81	9.54	15,000
10.65	3,730	2.24	10.65	3,730
13.07	10,855	2.24	13.07	10,855
13.47	1,418	2.24	13.47	1,418
16.08	18,409	2.24	16.08	18,409
17.89	4,178	2.24	17.89	4,178
18.09	17,413	1.97	18.09	17,413
20.10	8,289	2.02	20.10	8,289
50.25	4,726	3.07	50.25	4,726
5.28	1,671,768	3.72	5.27	1,507,766

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

The following table is a summary of the Company's share options outstanding as at March 31, 2020:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.61	35,065	3.24	2.61	35,065
3.86	837,139	4.85	3.86	837,139
4.42	99,502	2.46	4.42	99,502
5.43	16,264	3.24	5.43	16,264
6.16	20,000	3.93	6.16	20,000
7.17	199,005	4.58	7.17	199,005
7.63	203,750	5.09	7.63	70,625
7.83	70,000	4.59	7.83	30,000
9.54	15,000	4.81	9.54	7,500
10.65	3,730	3.24	10.65	3,730
13.07	10,855	3.24	13.07	10,855
13.47	1,418	3.24	13.47	1,418
16.08	18,409	3.24	16.08	18,409
17.89	4,178	3.24	17.89	4,178
18.09	17,413	2.97	18.09	17,413
20.10	8,289	3.02	20.10	8,289
47.24	1,493	4.12	47.24	1,493
50.25	5,224	4.07	50.25	3,731
52.26	498	3.96	52.26	498
55.28	498	3.87	55.28	498
59.30	498	3.71	59.30	498
75.38	498	3.79	75.38	498
86.43	1,244	3.63	86.43	1,244
142.71	4,975	3.49	142.71	4,975
6.33	1,574,945	4.54	6.10	1,392,827

The Company recognized $3,832,524 of share-based compensation expenses relating to share options during the three months ended March 31, 2021 (2020 - $2,304,242).

13. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the three months ended March 31, 2021 and 2020 presented are as follows:

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

	March 31, 2021	March 31, 2020
	#	#
Warrants	6,749,109	430,138
Share Options	1,671,768	1,574,945
	8,420,877	2,005,083

14. General and administrative

Components of general and administrative expenses for the three months ended March 31, 2021 and 2020 were as follows:

	2021	2020
	$	$
Professional fees	1,051,476	1,038,797
General office, insurance and administration expenditures	847,282	994,158
Consulting fees	729,840	639,177
Salaries, wages and benefits	694,736	484,896
Investor relations	38,801	303,281
Building and facility costs	390,363	181,337
Foreign exchange gain	(155,184)	(57,516)
	3,597,314	3,584,130

Allocated to:
Continuing operations	3,048,859	3,015,872
Discontinued operations	548,455	568,258

15. Commitments and contingencies

Commitments

Epitech License Agreement

Under the terms of the Company's License Agreement with Epitech Group SPA ("Epitech"), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the Food and Drug Administration ("FDA") of approval of a New Drug Application, the non-refundable sum of $700,000 will be due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of $1,000,000 to Epitech.

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs place on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

Innovet License Agreement

Under the terms of the Innovet license agreement, the Company has payments due to Innovet pending the achievement of specified milestones. Upon the one year anniversary of the agreement, the non-refundable sum of $250,000 will be due and payable to Innovet. Within thirty days from the first notification by the FDA of approval of a New Animal Drug Application ("NADA"), the Company will pay the non-refundable sum of $750,000 to Innovet.

Any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Innovet 14% of the lump sum payment received by the Company. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay 5% of Net Sales of the Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Contingencies

Legal matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Former employee

FSD hired an individual by way of employment agreement. The individual's employment was subsequently terminated in the probationary period due to non-performance/cause in February 2019. The individual retained legal counsel in or around February 15, 2019, demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) payment for breach of contract.

The Company has a provision of $81,562 (£59,748) in relation to the claimed amounts for unpaid wages and unpaid holiday pay.

On July 29, 2020, a judgment was issued ordering the Company to pay unpaid wages and unpaid holiday pay in the amount of £59,748. On August 6, 2020, the Company filed an application for reconsideration for that decision which was refused by the Tribunal on October 24, 2020.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

On August 25, 2020, the Claimant filed a separate cost order against the Company. On March 9, 2021, the Company received a Case Management Order with respect to the claim against the Company before a British Employment Tribunal. The Case Management Order stipulated that the Tribunal would proceed to hear the claim for costs, although no specifics on timing have been received. The Claimant has also asserted that he has a breach of notice claim against the Company that Claimant values at £400,000. To date, the Claimant has not brought such a claim. The ultimate outcome of the matter cannot be reliably determined at this time and no additional provision has been recorded for this matter as at March 31, 2021.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class action proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Company made statements containing misrepresentations related to the build-out of the Company's Cobourg facility.

The Company has settled the class action by entering into a definitive settlement agreement ("Settlement Agreement") in the amount of C$5.5M. In entering into the Settlement Agreement, the Company made no admissions of liability whatsoever. The Settlement Agreement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action.

Auxly Cannabis Group Inc.

On March 3, 2018, FSD entered into a Definitive Strategic Alliance and Streaming Agreement (the "Agreement") with Auxly Cannabis Group Inc. ("Auxly"). On February 6, 2019, the Company delivered to Auxly a Notice of Default, thereby terminating the Agreement effective immediately. Subsequent to the issuance of the Notice of Default, Auxly sent a Notice of Default to the Company on February 6, 2019 in response. To date, neither party has taken further legal action against the counter party.

To fund the development, Auxly purchased 37,313 Class B shares for the aggregate of $5,642,250 from the Company’s treasury by way of private placement, which funds were placed in trust to be spent on construction and development costs. The funds were placed in a trust account to be administered by Auxly. Due to the termination and subsequent negotiations, it is indeterminable at this point as to the amount, if any, of these funds will be released to the Company. Should any funds be released to the Company, those amounts will be recognized in future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

Requisitioning Shareholders

On January 4, 2021, a group of shareholders (the "Requisitioning Shareholders") requisitioned a meeting of shareholders pursuant to section 105 of the Business Corporations Act (Ontario). Pursuant to that section, the current board of directors ("the Board") was required to call a meeting within twenty-one days, unless an exclusion applied. At its meeting on January 21, 2021, the Board called an annual meeting of shareholders for June 29, 2021. This meeting was announced by press release issued on January 22, 2021.

On February 4, 2021, the Requisitioning Shareholders commenced an application to the Superior Court of Justice in Toronto for a declaration that they were entitled to call a meeting for March 31, 2021, or in the alternative for an order that a meeting be held on that date.

The Requisitioning Shareholders subsequently amended their application to include a request for: (i) an order prohibiting any current director (other than the Requisitioning Shareholders) from chairing the meeting and, if necessary, appointing an independent chair to conduct the meeting of shareholders, (ii) an order setting the record date for the meeting as January 29, 2021, and (iii) an order that none of the current directors (other than themselves) or any of their affiliates may vote any shares issued to them since January 4, 2021.

The application was heard by the court on March 4, 2021. A decision was rendered on March 5, 2021.

The court ordered that the Company hold the requisitioned meeting, together with an annual meeting of shareholders, on May 14, 2021. In regards to the conduct of the meeting, the court ordered that the parties agree on an independent chair to conduct the meeting. The court also ordered that the CEO and the board (the "Individual Respondents") be restrained from voting at the meeting any shares issued to them since January 4, 2021. Apart from that, no restrictions are placed on the voting of any shares of the Company, including any other shares issued after January 4, 2021. Nor did the court make any order respecting the record date.

On April 6, 2021, the Requisitioning Shareholders filed a Statement of Claim in the Ontario Superior Court against the Company and the Board, claiming that the business and affairs of the Company are being carried out in a manner that is oppressive. The claim, among other things, seeks to restrain the Company from issuing any new shares in the capital of the Company or cash compensation prior to the Annual General Meeting, the removal of the CEO from his position as Executive Chairman of the board of directors of the Company prior to the Annual General Meeting, and a claim of C$68 million, payable to the Company, for harm caused to it and its shareholders. The Company has reported this action to its insurers. The outcome of these proceedings cannot be determined at this time.

16. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollar]

March 31, 2021 and 2020

Transactions with key management and directors comprised the following:

a. The Company paid expenses of $262,834 (2020 - $419,482) to a company owned by the CEO for the three months ended March 31, 2021, included in the consolidated statement of loss and comprehensive loss under various expense line categories.

b. The Company pays independent directors an annual retainer of C$75,000, with each director receiving an additional C$25,000 for serving as the Chairman of one or more committees. Director's compensation for the three months ended March 31, 2021 was $541,545 (2020 - $62,901), which includes $466,545 recognized as share-based compensation for shares issued (Note 16(c)).

c. The Company issued 1,349,764 shares with a fair value of $3,576,875 to the CEO and certain directors as compensation. Of the 1,349,764 shares issued, 176,055 shares with a fair value of $466,545 were issued to directors as compensation.

Key management personnel compensation during the three months ended March 31, 2021 and 2020 comprised of:

	2021	2020
	$	$
Salaries, benefits, bonuses and consulting fees	515,876	735,035
Share-based payments and bonuses	3,855,418	2,037,088
Total	4,371,294	2,772,123